EXHIBIT 99.1


                              [SANOFI AVENTIS LOGO]



POSSIBILITY OF INCREASE IN PRICE OF MANDATORY OFFER OF SANOFI-AVENTIS TO SHAREHOLDERS OF HOECHST AG TO EUR 56.50 PER HOECHST SHARE

CASH COMPENSATION FOR THE SQUEEZE-OUT SET BY AVENTIS AMOUNTS TO EUR 56.50 PER HOECHST SHARE

PARIS, FRANCE - NOVEMBER 4, 2004 - Aventis, a subsidiary of sanofi-aventis, has confirmed its intention to acquire the shares of the minority shareholders of Hoechst Aktiengesellschaft, Frankfurt am Main, pursuant to the squeeze out procedure announced on August 23, 2004. An extraordinary shareholders' meeting of Hoechst Aktiengesellschaft to be held in December 2004 will consider and vote on a resolution to transfer the shares of the minority shareholders of Hoechst Aktiengesellschaft to Aventis. The cash compensation set by Aventis for the resolution to be voted on by the extraordinary shareholders' meeting of Hoechst Aktiengesellschaft amounts to EUR 56.50 per bearer share in Hoechst Aktiengesellschaft.

Subject to certain conditions detailed in the offer document relating to its mandatory offer to the shareholders of Hoechst Aktiengesellschaft, sanofi-aventis has undertaken to the shareholders of Hoechst Aktiengesellschaft to increase the price per share in Hoechst Aktiengesellschaft in the mandatory offer if and to the extent a higher cash compensation per share is stipulated in a squeeze-out resolution adopted within one year of the announcement of the results of the mandatory offer.

The amount of the cash compensation set by Aventis for the resolution to be voted on by the extraordinary shareholders' meeting of Hoechst Aktiengesellschaft takes into consideration the company value based on a capitalized earnings valuation, the average share price on the stock exchange during the last three months and an agreement for the benefit of the outside shareholders which had been concluded in 1999 in connection with the business combination of Hoechst and Rhone-Poulenc. The amount of the cash compensation has been set by the management board of Aventis on the basis of a value appraisal report by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

The squeeze-out procedure permits the majority shareholder to acquire the shares of minority shareholders for a cash compensation. Pursuant to Sections 327a et seq. of the German Stock Corporation Act, the squeeze-out procedure requires that the majority shareholder holds at least 95% of the shares. Aventis holds more than 98% of the shares in Hoechst Aktiengesellschaft. Less than 2% are held by the general public.


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INVESTOR RELATIONS DEPARTMENT
EUROPE                             US
TEL: + 33 1 53 77 45 45            TEL.: + 1 212 551 40 18

E-mail : IR@SANOFI-AVENTIS.COM


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IMPORTANT INFORMATION.
----------------------

Sanofi-aventis' mandatory offer is being made solely by means of the offer document which contains important additional information. Shareholders of Hoechst Aktiengesellschaft may obtain copies of the offer document in German, free of charge at BNP Paribas Securities Services S.A., Zweigniederlassung Frankfurt am Main, Gruneburgweg 14, 60322 Frankfurt am Main. In the United States, shareholders of Hoechst Aktiengesellschaft may obtain a copy of the English language translation of the offer document free of charge from BNP Paribas Securities Corp., The Equitable Tower, 787 Seventh Avenue, New York, New York 10019. An English language translation of the offer document is also available at www.sanofi-aventis.com.

The English language translation of the offer document has not been reviewed by the BaFin or the United States Securities and Exchange Commission.

In connection with Aventis' squeeze-out of the minority shareholders of Hoechst Aktiengesellschaft, the transfer report (Ubertragungsbericht) and the auditors' reports on the adequacy of the cash compensation, as well as a French and English translation of these documents, will be made available at www.sanofi-aventis.com after the public disclosure of the documentation for the squeeze out procedure by Hoechst Aktiengesellschaft.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Hoechst Aktiengesellschaft.




_________________________________________________________________           2/2
INVESTOR RELATIONS DEPARTMENT
Europe                             US
Tel: + 33 1 53 77 45 45            Tel.: + 1 212 551 40 18

E-mail : ir@sanofi-aventis.com